09040293

SEC[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-65552

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Hunter Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
123003
FIRM ID. NO.

601 Poydras St., Suite 2025
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Mandina — 504-527-0333 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Maria Mandina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Hunter Securities, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Maria Mandina
Signature

Chief Administrative Officer
Title

Patricia R. Francis
Notary Public

Patricia R. Francis
Notary Public - No. 015759
My Commission Expires: At Death

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL HUNTER SECURITIES, LLC

Consolidated Financial Statements

December 31, 2008

Contents

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Global Hunter Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Global Hunter Securities, LLC (the Company) as of December 31, 2008, and the related consolidated statements of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Hunter Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 25, 2009

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and Cash Equivalents	$ 358,717
Restricted Cash	100,000
Receivable from Brokers or Dealers	35,099
Accounts Recievable	145,347
Advances to Employees and Members	2,433,341
Securities Not Readily Marketable, at Estimated Fair Value	115,949
Furniture and Equipment, at Cost, Less	
Accumulated Depreciation of $112,440	333,971
Other Assets	65,978
Total Assets	$ 3,588,402
Liabilities and Members' Equity	
Liabilities	
Accounts Payable	$ 210,579
Other Liabilities	54,790
Total Liabilities	265,369
Members' Equity	3,323,033
Total Liabilities and Members' Equity	$ 3,588,402

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Loss
For the Year Ended December 31, 2008

Revenues	
Investment Banking	$ 5,496,322
Commissions	1,216,779
Unrealized Losses on Investments	(28,134)
Other Income	216,039
Interest Income	7,368
Total Revenues	6,908,374
Expenses	
Compensation and Benefits	4,651,080
Commissions, Clearing Costs and Referral Fees	292,999
Communications	195,597
Occupancy	446,588
Debt Forgiveness	257,500
Other Operating Expenses	2,087,363
Total Expenses	7,931,127
Net Loss	$ (1,022,753)

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

BALANCE - DECEMBER 31, 2007	$ 1,498,368
Net Loss for the Year 2008	(1,022,753)
Contributions from Members	2,847,418
Distributions to Members	-
BALANCE - DECEMBER 31, 2008	$ 3,323,033

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2008

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES, LLC
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net Loss	$ (1,022,753)
Adjustments to Reconcile Net Loss to Net	
Cash Used in Operating Activities	
Depreciation	83,080
(Increase) Decrease in:	
Receivable from Brokers or Dealers	(1,500)
Accounts Receivable	506,903
Advances to Employees and Members	(2,340,592)
Securities Not Readily Marketable	(115,947)
Other Assets	7,460
Increase (Decrease) in:	
Accounts Payable and Other Liabilities	19,931
Net Cash Used in Operating Activities	(2,863,418)
Cash Flows from Investing Activities	
Decrease in Restricted Cash	50,000
Purchases of Furniture and Equipment	(68,650)
Net Cash Used in Investing Activities	(18,650)
Cash Flows from Financing Activities	
Contributions from Members	2,847,418
Net Cash Provided by Financing Activities	2,847,418
Net Decrease in Cash and Cash Equivalents	(34,650)
Cash and Cash Equivalents, Beginning of Year	393,367
Cash and Cash Equivalents, End of Year	$ 358,717

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Global Hunter Securities, LLC (the Company), a New York Limited Liability Company, was formed November 14, 2001 as Madison Investment, LLC. The Company changed its name to Velocity Trading, LLC in December 2003 and to Global Hunter Securities, LLC in August 2005 when it was acquired by Global Hunter Holdings, LLC. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is an international investment banking and institutional services firm.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Global Hunter Securities (Hong Kong) Limited and GHS - 400 Poydras, LLC. All significant intercompany transactions and balances have been eliminated.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $83,080 for the year ended December 31, 2008.

Income Taxes

The Company is a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

Revenue Recognition

Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded on the settlement date basis.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

Receivable from Brokers and Dealers

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2008, there was no allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Securities

Securities not readily marketable are securities held in privately held companies and are maintained at an estimated fair value. These investments as of December 31, 2008 consisted of warrants totaling $115,949.

In 2008, the Company adopted SFAS No. 157, which among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 2. Securities (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2008 is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities Not Readily Marketable	$ 115,949	$ -	$ 115,949	$ -

Note 3. Off-Balance Sheet Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Advances to Employees

The Company has employment agreements with several employees that require set semi-monthly advance payments to the employees. The advances are to be repaid from commissions earned during the term of the contract, or subsequent to the expiration. These advances are unsecured and have no set interest rate or maturity dates.

One such agreement, which has advances receivable totaling $74,583 at December 31, 2008, requires the Company to forgive the advance repayment if not repaid through commissions earned at the expiration of the agreement. Obligations under this particular agreement call for further advances in the years ended December 31, 2009 and 2010 of $100,000 and $29,167, respectively.

All of the agreements expire by April 20, 2010. The Company's commitment for scheduled advance payments through expiration of the agreements are as follows: year ended December 31, 2009 - $885,000 and year ended December 31, 2010 - $285,833.

Note 5. Commitments and Contingencies

The Company leases its office space under operating leases expiring in March 2012. Future minimum lease payments under operating leases are as follows:

2009	$ 257,792
2010	240,332
2011	240,332
2012	60,083
Total	$ 798,539

In addition, the Company has signed a lease for new office space that will commence once the required tenant improvements are completed some time in 2009. Terms of the lease are as follows: for the first five months - no rent due, months six through sixty-five - $7,290 monthly, and months sixty-six through one hundred and twenty-five - $8,123 monthly. Maturities of this lease are not included in the minimum lease payment schedule above, since the lease has not yet commenced.

Rent expense for office space and equipment, totaled $361,972 for the year ended December 31, 2008.

Letter of Credit
The Company has a letter of credit, issued from its bank, securing one of its office leases. The Company has pledged a certificate of deposit totaling $100,000 as collateral for the letter of credit. The certificate of deposit is being held by the bank, and thus is shown as restricted cash on the consolidated statement of financial condition.

Note 6. Forgiveness of Debt

On October 6, 2008, the Company accepted a $300,000 cash payment from a customer in full settlement of a $557,500 note receivable. The amount due from the customer of $557,500 exceeded the fair market value of the $300,000 cash payment received by $257,500, and accordingly a loss in that amount has been charged to operations in 2008.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $128,447, which was $28,447 in excess of its required net capital of $100,000. The Company's Aggregate Indebtedness to Net Capital ratio was 2.1 to 1 at December 31, 2008.

Note 8. Subsequent Event

On January 13, 2009, the Company entered into a letter of intent to merge with Pritchard Capital Partners, LLC, a wholly owned subsidiary of Pritchard Capital Holdings, LLC. Terms of the agreement call for certain members of the Company to invest $3.25 million in Pritchard Capital Holdings, LLC pursuant to a subscription agreement. The merger is subject to approval from FINRA and the letter of intent expires March 13, 2009.

GLOBAL HUNTER SECURITIES, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
For the Year Ended December 31, 2008

Net Capital	
Total Stockholders' Equity	$ 3,323,033
Deductions and/or Charges	
Furniture and Equipment	(333,971)
Accounts Receivable	(145,347)
Advances to Members and Employees	(2,433,341)
Other Assets	(281,927)
Net Capital Before Haircuts on Securities Positions	128,447
Haircuts on Securities	-
Net Capital	$ 128,447
Aggregate Indebtedness	$ 265,369
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 100,000
Excess of Net Capital	$ 28,447
Excess Net Capital at 1000%	$ 101,910
Ratio: Aggregate Indebtedness to Net Capital	2.1 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 128,447
Net Capital Per Above	$ 128,447

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Global Hunter Securities, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Global Hunter Securities, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Global Hunter Securities, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Board of Directors
Global Hunter Securities, LLC

In planning and performing our audits of the consolidated financial statements of Global Hunter Securities, LLC for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Global Hunter Securities, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, LA
February 25, 2009